
RECEIVED
MAR 01 2002
352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wall Street Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place, 11th Floor
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis P. Kelleher 212-709-9427
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Ave. of the Americas New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Denis P. Kelleher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Advisors, LLC, as of 12/31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O.

Title

Notary Public

JAY V. GRIMM
Notary Public, State of New York
No. 31-6675150
Qualified in New York County
Commission Expires ~~March 30, 19~~ 10/20/02

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wall Street Advisors LLC

(A wholly owned subsidiary of
Wall Street Access, LLC)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100


RECEIVED
MAR 01 2002
352

Report of Independent Accountants

To the Member
of Wall Street Advisors LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Advisors LLC (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

Wall Street Advisors LLC
(A wholly owned subsidiary of Wall Street Access, LLC)
Statement of Financial Condition
December 31, 2001

Assets		
Cash and cash equivalents	$	176,403
Investment in non-marketable securities		18,900
Receivable from affiliates		8,241
Other assets and prepaid expenses		5,378
Total assets	$	208,922
Liabilities and Member's Equity		
Liabilities		
Payable to affiliate	$	4,592
Payable to broker - dealers		3,000
Accounts payable and accrued liabilities		41,320
Total liabilities		48,912
Member's equity		160,010
Total liabilities and member's equity	$	208,922

1. Organization and Business

Wall Street Advisors LLC (the "Company"), is a wholly owned subsidiary of Wall Street Access, LLC which was formed during the year as part of the reorganization of its parent, Wall Street Access Corporation. As part of this reorganization, the Company was converted from an S-Corporation to a limited liability corporation. The Company provides money management and investment advisory services for high net worth individuals and other entities. The Company is a broker-dealer formed under the Securities Exchange Act and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. Summary of Significant Accounting Policies

Securities transactions and commissions

Transactions in securities owned are recorded on a trade date basis. The clearing operations for the Company's transactions are provided by one broker, on a fully disclosed basis, pursuant to a clearing agreement.

Income taxes

No federal or state income taxes have been provided as the Company is a single member LLC whose income will be included in the tax return of Wall Street Access Corporation, which has elected to be treated as an S-Corporation, whereby it is not liable for federal income tax payments as the individual owners are responsible for these payments.

Cash and cash equivalents

The company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Fair value of financial instruments

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Investment in non-marketable securities

The investment in non-marketable securities are carried at cost. There is no market on a securities exchange and no independent publicly quoted market for these securities and consequently the estimated value may differ from the value that would have been used had a ready market existed for the investment, and the difference could be material.

4. Related Party Transactions

Payable to affiliate of $4,592 represents amounts owed to an affiliated entity for amounts which were paid on behalf of Wall Street Advisors, Inc. Certain services related to communications, occupancy and other administrative expenses are provided to the Company by affiliated entities at no charge.

5. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $5,000, whichever is greater. The Company had net capital at December 31, 2001 of $124,080, which amount exceeded its respective net capital requirement by $119,080.

The Company is considered an introducing broker with a fully disclosed clearing relationship with another firm and does not maintain custody of customer funds or securities. Accordingly, the Company has been granted an exemption by the NASD from the computation for determination of reserve requirements for broker-dealers under subparagraph (k)(2)(ii) of the SEC Rule 15c3-3.